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                         (Allen & Gledhill Letterhead)




10th December 1998


Flextronics International Ltd.
514 Chai Chee Lane #04-13
1 Bedok Industrial Estate
Singapore 469029

Dear Sirs

FLEXTRONICS INTERNATIONAL LTD.
- PUBLIC OFFERING OF 3,700,000 ORDINARY SHARES

We have acted as Singapore counsel for Flextronics International Ltd. (the "Company"). In connection with the offer, issue and sale in the United States of America of up to 3,700,000 ordinary share of $0.01 each in the capital of the Company, of which 2,700,000 shares (the "Selling Shareholders Shares") are being sold by the Company and 1,000,000 shares (the "Selling Shareholders Shares") are being sold by the Selling Shareholders named in the Underwriting Agreement dated 7th December 1998 made between the Company, the Selling Shareholders and NationsBanc Montgomery Securities LLC (the "Underwriter") )the Company Shares and the Selling Shareholders Shares together called the "Common Shares").


In connection, we are familiar with the corporate proceedings taken by the Company in connection with the issuance, transfer and sale of the Common Shares We have also reviewed the Registration Statements on Form S-3 (File Nos. 333-67883 and 333-65659) and the Prospectus Supplement dated 7th December 1998, and we have made such other examinations of law and fact as we considered necessary in order to form a basis for the opinion expressed.

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ALLEN & GKEDHILL                                                   PAGE NO. 2

Based on the foregoing, we are of the opinion that:

1. the Company Shares have been duly authorized, and that upon the passing of the requisite resolutions to allot the Company Shares and the issue of the certificate(s) representing the Company Shares in accordance with the Articles of Association of the Company against payment therefore, the Company Shares will be legally issued and fully-paid; and

2. upon the passing of the requisite resolution to approve the transfer of the Selling Shareholders Shares and the cancellation/issue of the old/new share certificates in accordance with the Articles of Association of the Company, all necessary authorisations and approvals required under the Articles of Association of the Company and the laws of Singapore would have been taken by the Company to autorise the transfer of the Selling Shareholders Shares by the Selling Shareholders to the Underwriter or its nominee (as the case may be).

This opinion only relates to the laws of general application of Singapore as at the date hereof an as currently applied by the Singapore courts, and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore. We have made no investigation of, and do not express or imply any views on, the laws, rules or regulations of any country other than Singapore.

We consent to the filing of this opinion as exhibit 5.1 to the Registration Statements and to the reference to this firm under the caption "Legal Matters" in the respective Prospectuses which form part to the Registration Statements.

Yours faithfully